EXHIBIT 99.1

Valneva Reports Positive Initial Phase 3 Safety Data in Adolescents for its Single-Shot Chikungunya Vaccine Candidate

Saint-Herblain (France), August 28, 2023 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today reported positive initial Phase 3 safety data in adolescents for its single-dose chikungunya virus (CHIKV) vaccine candidate VLA1553. Immunogenicity data for the trial are expected in November 2023.

Funded by the Coalition for Epidemic Preparedness Innovations (CEPI) and conducted in collaboration with Instituto Butantan, the VLA1553-321 adolescent trial is intended to support label extension in this age group following a potential initial regulatory approval in adults from the Food and Drug Administration (FDA) in the United States (U.S). The trial is also expected to support licensure of the vaccine in Brazil, which would be the first potential approval for use in endemic populations. The present safety analysis is also expected to enable regulatory submission to the European Medicines Agency (EMA) later this year.

Initial safety data generated in the ongoing trial VLA1553-321, Valneva’s first clinical trial in an endemic area and with individuals previously infected with CHIKV, showed that VLA1553 was generally safe and well tolerated in adolescents aged 12 to 17 years, regardless of previous CHIKV infection.

754 individuals were vaccinated in trial VLA1553-321, and the present analysis includes safety data up to Day 29. An independent DSMB has continuously evaluated safety data during the trial and has not identified any safety concerns. Overall, the adverse event profile is consistent with the profile observed in Valneva’s pivotal Phase 3 trial in adults. The majority of solicited adverse events observed following VLA1553 administration were mild or moderate and resolved within three days. Importantly, the initial data suggest a favorable safety profile in seropositive participants, confirming the observations following re-vaccination of individuals in Phase 1 trial VLA1553-1011.

Juan Carlos Jaramillo M.D., Chief Medical Officer of Valneva, said, “These new safety data in a younger population and in individuals previously infected with the chikungunya virus confirm the safety profile we previously observed in adults and the elderly. Chikungunya represents a major threat for people traveling to or living in areas where chikungunya virus is endemic, it is therefore our objective to make this vaccine available to all age groups, especially as no vaccine or specific treatments are currently available for this debilitating disease.”

Valneva reported final pivotal Phase 3 data in 4,115 adults aged 18 years and above in March 20222 and the Lancet subsequently published these results in June 20233. Final lot-to-lot consistency results were published in May 20224 and positive twelve-month persistence data in December 20225.

A Biologic License Application (BLA) for VLA1553 is currently under priority review by the U.S. FDA with a Prescription Drug User Fee Act (PDUFA) action date planned for end of November 20236.

Additionally, a regulatory application has also been filed with Health Canada7. If approved, VLA1553 could become the first licensed chikungunya vaccine available to address this unmet medical need.

About Phase 3 study VLA1553-321
VLA1553-321 is a prospective, double-blinded, multicenter, randomized, placebo-controlled pivotal Phase 3 trial conducted in 754 adolescents aged 12 to 17 years old in Brazil. The VLA1553-321 clinical trial was initiated in January 2022 and Valneva reported enrollment and vaccination completion in February 2023. VLA1553 or placebo was administered as a single intramuscular immunization to participants who were randomized into two study groups at a 2:1 ratio. The primary objective is to evaluate the immunogenicity and safety of the adult dose of VLA1553 28 days following a single vaccination. Secondary objectives of the trial include assessment of safety and immunogenicity up to twelve months following a single vaccination with VLA1553. The study will also provide safety and immunogenicity data in participants previously exposed to chikungunya.
Additional information, including a detailed description of the study design, eligibility criteria and investigator sites, is available at ClinicalTrials.gov (Identifier: NCT04650399).

About Chikungunya
Chikungunya is a mosquito-borne viral disease caused by the chikungunya virus (CHIKV), a Togaviridae virus, transmitted by Aedes mosquitoes. Infection leads to symptomatic disease in up to 97% of humans after four to seven days following the mosquito bite. While mortality with CHIKV is low, morbidity is high, and the global market for vaccines against chikungunya is estimated to exceed $500 million annually by 20328. Clinical symptoms include acute onset of fever, debilitating joint and muscle pain, headache, nausea, rash and chronic arthralgia. Chikungunya virus often causes sudden large outbreaks with high attack rates, affecting one-third to three-quarters of the population in areas where the virus is circulating. The high-risk areas of infection for travelers are places where chikungunya virus-carrying mosquitos are endemic, including the Americas, parts of Africa, and Southeast Asia, and the virus has spread to more than 110 countries9. As of July 2022, more than three million cases have been reported in the Americas10 and the economic impact is considered to be significant. The medical and economic burden is expected to grow as the CHIKV primary mosquito vectors continue to spread geographically. There are no preventive vaccines or effective treatments available and, as such, chikungunya is considered to be a major public health threat.

About VLA1553
VLA1553 is a live-attenuated, single dose investigational vaccine candidate targeting the chikungunya virus, which has spread to over 110 countries11. It has been designed by deleting a part of the chikungunya virus genome.
Valneva reported final data from the pivotal Phase 3 trial of VLA1553 in March 202212, final lot-to-lot consistency results in May 202213 and positive twelve-month persistence data in December 202214.
If approved, VLA1553 would expand Valneva’s existing commercial vaccines portfolio and as such, Valneva intends to commercialize this vaccine, leveraging its existing manufacturing and commercial operations.
To make VLA1553 more accessible to Low- and Middle-Income Countries (LMIC), Valneva and Instituto Butantan in Brazil signed an agreement in January 2021 for the development, manufacturing and marketing of VLA155315. The collaboration falls within the framework of the agreement signed between CEPI and Valneva in July 201916, which provides funding of up to $24.6 million with support from the European Union’s Horizon 2020 program.
VLA1553 received FDA Fast Track, Breakthrough Therapy designations and Priority Review in 2018, 2021 and 2023, respectively. VLA1553 was also granted PRIority MEdicine (PRIME) designation by the European Medicines Agency (EMA) in 2020.

About Valneva SE
We are a specialty vaccine company focused on the development, manufacturing and commercialization of prophylactic vaccines for infectious diseases. We take a highly specialized and targeted approach to vaccine development by focusing on vaccine solutions addressing unmet medical needs to ensure we can make a difference to peoples’ lives. We apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, and our established vaccine development capabilities, to develop vaccines against diseases which are not yet vaccine-preventable, or for which there are limited effective treatment options. Today, we are leveraging our expertise and capabilities to rapidly advance a broad range of vaccines into and through the clinic, including candidates against the chikungunya virus and Lyme disease.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements

This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to the progress, timing, results and completion of research, development and clinical trials for product candidates, to regulatory approval of product candidates and review of existing products. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be sustained in the future. In some cases, you can identify forward-looking statements by words such as “could,” “should,” “may,” “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “targets,” or similar words. These forward-looking statements are based largely on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. In particular, the expectations of Valneva could be affected by, among other things, uncertainties and delays involved in the development and manufacture of vaccines, unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis, and the ability to obtain or maintain patent or other proprietary intellectual property protection. Success in preclinical studies or earlier clinical trials may not be indicative of results in future clinical trials. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in these materials as of this press release and disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

1 Chikungunya vaccine: a single shot for a long protection? - The Lancet Infectious Diseases
2 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate
3 Valneva Announces Publication of its Chikungunya Vaccine Candidate Phase 3 Data in The Lancet
4 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate
5 Valneva Reports Positive 12-Month Antibody Persistence Data for Single-Shot Chikungunya Vaccine Candidate
6 Valneva Announces PDUFA Date Extension for Chikungunya Virus Vaccine Candidate - Valneva
7 Valneva Files for Chikungunya Vaccine Authorization with Health Canada - Valneva
8 VacZine Analytics Chikungunya virus vaccines Global demand analysis. February 2020
9 https://www.who.int/news-room/fact-sheets/detail/chikungunya
10 PAHO/WHO data: Number of reported cases of chikungunya fever in the Americas (Cumulative Cases 2018-2022 and Cases per year 2013-2017). https://www.paho.org/data/index.php/en/mnu-topics/chikv-en/550-chikv-weekly-en.html. Last accessed 25 Jul 2022.
11 https://www.who.int/news-room/fact-sheets/detail/chikungunya
12 Valneva Successfully Completes Pivotal Phase 3 Trial of Single-Shot Chikungunya Vaccine Candidate
13 Valneva Successfully Completes Lot-to-Lot Consistency Trial for its Single-Shot Chikungunya Vaccine Candidate
14 Valneva Reports Positive 12-Month Antibody Persistence Data for Single-Shot Chikungunya Vaccine Candidate - Valneva
15 Valneva and Instituto Butantan Sign Final Agreement on Single-Shot Chikungunya Vaccine for Low and Middle Income Countries
16 CEPI awards up to $23.4 million to Valneva for late-stage development of a single-dose Chikungunya vaccine